

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

Todd R. Fry
Chief Financial Officer
Champion Industries, Inc.
2450 First Avenue
P.O. Box 2968
Huntington, West Virginia 25728

> **Re:** **Champion Industries, Inc.**
> **Form 10-K for the year ended October 31, 2011**
> **Filed January 30, 2012**
> **File No. 000-21084**

Dear Mr. Fry:

We have reviewed your response dated February 28, 2012 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8 - Financial Statements and Supplementary Data

Statement of Cash Flows, page F -8

1.  We note your response to our previous comment 3.  The guidance in ASC 230-10-50-4 states, as you have cited, that one example of a non-cash investing and financing activity is acquiring assets by assuming directly related liabilities.  However, that guidance further provides the example of purchasing a building by incurring a mortgage to the seller of the building.  Your transaction involves third party financing and, as such, it should not be characterized as a non-cash transaction.  With respect to your observation that your demand deposit accounts were not affected by the loan, this fact is not relevant to the analysis because the loan proceeds were distributed to the selling party at your direction.  Please revise your Statements of Cash Flows to present the transaction as cash provided by financing activities and used in investing activities.  The presentation of any similar transactions that have been treated as non-cash activities should also be revised.

Todd R. Fry
Champion Industries, Inc.
March 26, 2012
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

                                Sincerely,

                                /s/ David R. Humphrey

                                David R. Humphrey
                                Accounting Branch Chief